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PARTNERS

Matthew D. Bersani Lorna Xin Chen Peter C.M. Chen Colin Law	Kyungwon Lee Paul Strecker Shuang Zhao

October 17, 2012

VIA EDGAR

Mr. Martin James, Senior Assistant Chief Accountant Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	JinkoSolar Holding Co., Ltd.
Form 20-F for the fiscal year ended December 31, 2011
Filed April 18, 2012
File No. 001-34615

Dear Mr. James:

JinkoSolar Holding Co., Ltd. (the “Company”) has requested us to respond to the Staff’s comment letter, dated October 9, 2012, relating to the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 publicly filed with the Securities and Exchange Commission on April 18, 2012.

The Company’s responses to the Staff’s written comment are set forth below. The numbered paragraph below corresponds to the numbered paragraph of the Staff’s comment letter, retyped in bold for ease of reference.

Form 20-F for the Fiscal Year Ended December 30, 2011

Item 5. Operating and Financial Review and Prospects, page 73

B. Liquidity and Capital Resources, page 92

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1.	We note your response to prior comment 1. To the extent that significant changes in credit terms and the terms of your sales arrangements are impacting your days’ sales outstanding, liquidity and accounts receivables, these material trends should be separately disclosed and described to investors within Managements’ Discussion and Analysis. Specifically, we note the industry trends that have moved from requiring advanced payment to allowing sales on credit should be identified and discussed similar to the second paragraph on page 2 of your response. Further, when changes occur in the specific markets and material countries, these changes to policies and collection issues should be identified and described. The market changes and collection issues in Italy and Germany should be explicitly described and discussed as they had a material impact on your accounts receivables and allowances. These analyses should reveal underlying material causes of the matters described and discuss any future impact on operating results. Please revise future filings to provide this discussion and provide us with your proposed revised discussion as of December 31, 2011 which incorporates these changes.

The Company notes the Staff’s comment and will revise future filings to provide discussions as requested in the above comment. Set forth below please find proposed discussions as of December 31, 2011 which the Company intends to include in its future filings as appropriate. The Company will continue to monitor its business, and will make corresponding disclosure of changes in its liquidity, capital resources and other financial conditions and business operations in its future filings.

(1)	The Company plans to add the following discussions under “Item 5. Operating and Financial Review and Prospects – A. Operational Results – Principal Factors Affecting Our Results of Operations – Industry Demand”:

“A number of factors, including the reduction in feed-in-tariffs in various countries, the decrease in debt financing available for the development of PV projects due to the global financial crisis, as well as the shift in market practice towards increased use of credit sales, had, and are expected to continue to have, a negative impact on the ability of PV module manufacturers, including us, to timely collect outstanding accounts receivable and manage accounts receivable turnover. Our accounts receivable turnover in Germany and Italy, two of our largest markets, increased from 30 days and 91 days in 2010, respectively, to 69 days and 237 days in 2011, respectively. The balance of our accounts receivable overdue also increased from RMB9 million as of December 31, 2010 to RMB425 million as of December 31, 2011, with the most significant increase seen in the third and fourth quarters of 2011. We also recorded significantly higher provisions for accounts receivable in the amount of RMB180 million as of December 31, 2011 compared with RMB0.4 million as of December 31, 2010. We expect the adverse developments relating to the industry demand to continue to have a negative impact on the price of PV modules as well as our ability to collect accounts receivable in the foreseeable future.”

(2)	The Company plans to include discussions of the following factor under “Item 5. Operating and Financial Review and Prospects – A. Operational Results – Principal Factors Affecting Our Results of Operations –”:

“Industry trend for credit sales

Most of our sales are made on credit terms and we allow our customers to make payments after a certain period of time subsequent to the delivery of our products. Selling products on credit terms has increased, and may continue to increase our working capital requirements and have a negative impact on our short-term liquidity. See “Item 3. Key Information – D. Risk Factors – Selling our products on credit terms may increase our working capital requirements and expose us to the credit risk of our customers.”

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In 2011, the PV industry experienced a series of adverse developments. For more detailed discussions of such adverse developments, see “—Industry Demand” and “—Government Subsidies, Policies and Economic Incentives”. The softened demand for PV products, coupled with the over-supply caused by significantly increased manufacturing capacity in the industry, led to intensified competition among PV module manufacturers. To accommodate and retain customers in the negative market environment, many PV module manufacturers, including us, shifted from demanding advance payments towards increased use of credit sales and the provision of longer credit terms to both existing and new customers. Starting from the third quarter of 2011, we began to offer new customers credit terms of 60 to 120 days as well as extend similar credit terms to certain existing customers under new contracts. The increased use of credit sales and the longer credit terms had led to increased accounts receivable turnover and increased the risk of bad debts. For example, our accounts receivable turnover in Germany and Italy increased from 30 days and 91 days in 2010, respectively, to 69 days and 237 days in 2011, respectively. For similar reasons, our accounts receivable turnover in China also increased from 4 days in 2010 to 50 days in 2011. Correspondingly, we recorded significantly higher provisions for accounts receivable. We recorded RMB180 million of provisions for accounts receivable as of December 31, 2011, compared with RMB0.4 million as of December 31, 2010.

We expect the use of credit sales to continue in the industry and this trend will continue to negatively affect our liquidity and our accounts receivable turnover. Based on our ongoing assessment of the recoverability of our outstanding accounts receivable, we may need to continue to provide for doubtful accounts and may need to write off overdue accounts receivable we determine as not collectible.”

(3)	The Company also plans to include in “Item 3. Key Information – D. Risk Factors – Selling our products on credit terms may increase our working capital requirements and expose us to the credit risk of our customers” discussions similar to those proposed in the above (2).

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If you have any questions regarding this submission, you may reach me by telephone at my office in Hong Kong at (852) 2978-8002, on my cell phone at (852) 9408-6584 or by e-mail at shuang.zhao@shearman.com. Thank you.

Very truly yours,

/s/ Shuang Zhao
Shuang Zhao

cc:	Kate Tillan, Assistant Chief Accountant, Division of Corporation Finance
Kevin Kuhar, Staff Accountant, Division of Corporation Finance
Longgen Zhang, Chief Financial Officer, JinkoSolar Holding Co., Ltd.
Zhehui Tang, Ernst & Young Hua Ming
Stella Zhou, PricewaterhouseCoopers Zhong Tian CPAs Limited Company